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                        Independent Accountants' Report



Mr. Art Ringwald
Group Executive Vice President
Bank of America NT&SA



We have examined management's assertion that Bank of America NT&SA (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) during the year ended December 31, 1996, included in the accompanying report titled REPORT OF MANAGEMENT. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.



Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.


In our opinion, management's assertion that the Company complied with the aforementioned requirements during the year ended December 31, 1996 is fairly stated, in all material respects.

                                                           /s/ Ernst & Young LLP

January 14, 1997







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